UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders on September 8, 2026

In connection with the Extraordinary General Meeting of Shareholders of Uni-Fuels Holdings Limited (the “Company”) to be held on September 8, 2026, the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders of Uni-Fuels Holdings Limited to be held on September 8, 2026
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: August 21, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer